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FEB 28 2019

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SEC FILE NUMBER
8 - 17526

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AWM Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 S Post Oak Lane
          (No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Lee   800-552-6010
                     (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
     (Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____James H. Lee_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**AWM Services, LLC**_____ , as of _____December 31_____, 20___18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

KAREN LYNN SCELLINI
Notary Public, State of Texas
Comm. Expires 11-21-2019
Notary ID 10624498

Signature

2/20/19

Title   Manager /
President

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AWM Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AWM Services, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of AWM Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AWM Services, LLC's management. Our responsibility is to express an opinion on AWM Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to AWM Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of AWM Services, LLC's financial statements. The supplemental information is the responsibility of AWM Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

[signature]

PHILLIP V. GEORGE, PLLC

We have served as AWM Services, LLC auditor since 2011.

Celeste, Texas
February 20, 2019

1

AWM SERVICES, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	186,101
Clearing deposit		25,141
Prepaid expenses		1,979
TOTAL ASSETS	$	213,221

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	74
Member's Equity		213,147
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	213,221

See notes to financial statements.

AWM SERVICES, LLC
Statement of Income
Year Ended December 31, 2018

Revenue

Securities commissions	$	178,598
Mutual fund commissions		5,320
Interest		214
TOTAL REVENUE		184,132

Expenses

Clearing charges	67,601
Office and administrative services - Parent	11,784
Professional fees	8,933
Regulatory fees and expenses	5,692
Customer write-offs	1,994
Other expenses	1,292
TOTAL EXPENSES	97,296
NET INCOME $	86,836

See notes to financial statements.

AWM SERVICES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2018

	Total
Balance at December 31, 2017	$ 226,311
Net income	86,836
Distribution to Parent	(100,000)
Balance at December 31, 2018	$ 213,147

See notes to financial statements.

AWM SERVICES, LLC
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:

Net income	$	86,836
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Decrease in commissions receivable		(114)
Decrease in prepaid expenses		720
Decrease in accounts payable and accrued expenses		(5,675)
Net cash provided by operating activities		81,767

Cash flows from financing activities:

Distribution to Parent		(100,000)
Net change in cash		(18,233)
Cash at beginning of year		204,334
Cash at end of year	$	186,101

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

AWM Services, LLC, (Company), a Texas limited liability company, was formed in August 1992. The Company is a wholly-owned subsidiary of Ascendant Advisors Group, LLC (Parent), a Texas limited liability company. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporate (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company's customers are primarily four registered management investment companies for which the Parent serves as the investment advisor – the Patriot Balanced Fund, the Ascendant Deep Value Convertibles Fund, the Patriot Fund, and the Ascendant Tactical Yield Fund (collectively referred to as Funds). The Company, through its clearing broker dealer, executes securities and mutual fund transactions on behalf of the Funds.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

6

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Securities Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded monthly as earned.

Mutual Fund Commissions
The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The taxable income of the Company is included in the partnership income tax return of the Parent.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes (continued)</u>

The Parent's net income or loss is allocated among the members in accordance with their ownership in the Parent.

As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

The Company is also subject to state income tax.

Note 2 - <u>Transactions with Clearing Broker Dealer</u>

The Company has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The clearing agreement requires minimum quarterly charges of $12,500. The clearing agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $211,168, which was $161,168 in excess of its net capital requirements of $50,000. The Company's net capital ratio was zero to 1.

Note 4 - Related Party Transactions/Economic Dependency/Concentrations

The Company is controlled by and economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

The Company has entered into an Office and Administrative Services Agreement (Services Agreement) with its Parent effective October 1, 2011, for a one year term, automatically renewable, unless canceled by either party. The Services Agreement has automatically renewed through 2019. Under the Services Agreement, the Parent provides administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services and pays other administrative and overhead expenses of the Company. The Services Agreement requires the Company to pay $982 per month for its allocable share of services provided by the Parent. Fees under this Agreement totaled $11,784 for 2018. The Agreement was not consummated on terms equivalent to arm's length transactions.

During 2018 the Company earned substantially all of its securities and mutual fund commissions for executing transactions on behalf of four registered management investment companies for which the Parent serves as the investment advisor. Pursuant to an annually renewable investment advisory agreement, the Parent directs substantially all transactions on behalf of these registered management investment companies. This agreement has been renewed through December 31, 2019.

Management and registered securities representatives of the Company are also management and employees of the Parent. The Parent provides for all salaries and certain benefits to these dual company employees under the Services Agreement.

Note 5 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 6 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through February 20, 2019, the date which the financial statements were available to be issued.

Schedule I

AWM SERVICES, LLC
Supplemental Information Pursuant to Rule 17a-5
December 31, 2018

Computation of Net Capital

Total member's equity qualified for net capital	$	213,147

Deductions and/or charges
  Non-allowable assets:

Prepaid expenses		1,979
Total non-allowable assets		1,979
Net Capital	$	211,168

Aggregate indebtedness

Accounts payable and accrued expenses	$	74
Total aggregate indebtedness	$	74

Computation of basic net capital requirement

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	161,168
Ratio of aggregate indebtedness to net capital		Zero to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by AWM Services, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

11

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
AWM Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AWM Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AWM Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) AWM Services, LLC stated that AWM Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AWM Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AWM Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 20, 2019

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5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com



ASCENDANT

AWM Services, LLC

Exemption Report

AWM Services, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

AWM Services, LLC

I, James H. Lee, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
James H. Lee, President

January 3, 2019

770 S. Post Oak Lane • Suite 270 • Houston, Texas • 77056
Office: (713) 552-1880 • Fax: (713) 552-1441
Toll Free: (800) 552-6010

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